FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

July 22, 2004

Item 3.	News Release:

A news release announcing the material change was issued on July 26, 2004 for Canadian and U.S. distribution through Canada NewsWire.

Item 4.	Summary of Material Change:

Litigation was settled, related license agreements were terminated and affiliated claims were forgiven by suppliers.

Item 5.	Full Description of Material Change:

All litigation and disputes among the company, its affiliates and management (together, the "Company") and Thomas C. Lines, Futuristic Brands USA, Inc., New Sun Beverages Company (USA) Inc. and other companies controlled by or associated with Mr. Lines (together the "Lines Group") was settled. No payment was made by the Company to or on behalf of any member of the Lines Group. As part of the settlement, a substantial payment was made by Robert W. Miller, the former President of Leading Brands of America, Inc. ("LBAI") to LBAI and LBAI's lawsuit against Mr. Miller and related litigation was also settled. In addition, the license agreements for Mad Croc, Red Devil and New Sun beverages were terminated and certain suppliers of those products to LBAI forgave substantial claims that will result in the Company recording a six figure gain in the present quarter.

The Company withdrew and retracted any statements previously made by it in respect of any member of the Lines Group. In particular, the Company withdrew and retracted the allegations made in its news releases of February 19, 2004, and April 12, 2004.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7.	Omitted Information:

Not applicable

Item 8.	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

September 8, 2004